[AXA Equitable LOGO]

1290 Avenue of the Americas
New York, NY 10104


                                                                William J. Evers
                                                        Vice President & Counsel
                                                             212-314-5027 (Tel.)
                                                              212-314-3959 (Fax)


August 1, 2011


VIA EDGAR CORRESPONDENCE AND OVERNIGHT MAIL
-------------------------------------------


Ms. Alison White
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE:    AXA Equitable Life Insurance Company (the "Company")
       Separate Account A of AXA Equitable Life Insurance Company
       EQUI-VEST(R) (Series 201) and EQUI-VEST(R) Strategies(SM) (Series 901) Post-effective Amendment No. 6 to Registration Statement File Nos. 811-01705 and 333-153809
       Post-effective Amendment No. 10 to Registration Statement File Nos. 811-01705 and 333-130988 (the "Amendments")


Dear Ms. White:

The purpose of this letter is to provide responses to the staff's oral comments of July 12, 2011. We first set forth each specific staff comment and then provide our response.

COMMENT 1 - GENERAL

Please clarify whether the new fee for loans is only for new contract owners. If not, please explain the legal basis for applying the fee to existing contract owners.

RESPONSE 1

The new loan provision in both contracts is for contract owners in new plans established on or after September 18, 2011. The loan provision will not apply to existing contract owners or new contract owners in plans that were established prior to September 18, 2011.

COMMENT 2 - FEE TABLE

Please state the maximum loan interest rate or loan interest spread in the fee table.

RESPONSE 2

For the reasons stated below, we feel that it would be inappropriate to reflect either a loan interest spread or a maximum loan interest rate in the "Fee table".

In the current EQUI-VEST(R) (Series 201) and EQUI-VEST(R) Strategies(SM) (Series
901) contracts, there is a "Net loan interest charge" reflected in the "Fee table." The net loan interest charge is easily definable because it is the excess between the interest rate we charge over the interest rate we credit to the loan reserve account. However, under the new loan provision, loan amounts are treated as withdrawals from the contract and not transferred to a loan reserve account. Since there is no loan reserve account, there is neither a "net loan interest charge" nor a "loan interest spread".

With respect to a maximum loan interest rate, the Company does not establish the maximum loan interest rate applicable to a contract owner in most cases. Rather the employer establishes the maximum loan interest rate. Our contracts provide for a default maximum loan interest rate, but we feel that stating this default provision in the "Fee table" may be confusing and misleading since it may not be the maximum applicable to a particular contract owner.

Since there is no maximum loan interest rate to include in the "Fee table", we have included disclosure in the "Loan" section instructing contract owners and their employers in order to obtain both the maximum and current loan interest rates.

Finally, we note that Item 3 of Form N-4 does not specifically require fee table disclosure related to loans.

COMMENT 3

If the employer is charging interest outside of this security, please make this clear.

RESPONSE 3

The above-referenced contracts do not contemplate situations where the interest on an outstanding loan would be charged outside of the contracts. Loan principal and interest is paid to AXA Equitable under the contracts.

COMMENT 4

For the EQUI-VEST(R) Strategies(SM) (Series 901) supplement, please revise so that the investor knows to delete the "net loan interest charge" reference in the "Index of key words and phrases"

RESPONSE 4

We have revised the supplement for EQUI-VEST(R) Strategies(SM) (Series 901) to make this point clear.

                                     * * *

         On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendments:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statements;

     o Comments by the staff of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statements;

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 314-5027 if you have any questions or comments.

                                        Respectfully submitted,

                                        AXA Equitable Life Insurance Company



                                        By: /s/ William Evers
                                        --------------------------------
                                        William Evers

AXA Equitable Life Insurance Company

SUPPLEMENT DATED SEPTEMBER 19, 2011 TO THE CURRENT PROSPECTUS FOR EQUI-VEST(R) STRATEGIES(SM) (SERIES 901)

--------------------------------------------------------------------------------

This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to the prospectus and statement of additional information (collectively, the "Prospectus"). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.


The purpose of this Supplement is to replace the loan provision of the EQUI-VEST(R) Strategies(SM) (Series 901) contract for all contracts issued under new plans on or after September 19, 2011. The section headings in this Supplement correspond with the section headings in your Prospectus.

1.   INDEX OF KEY WORDS AND PHRASES

     The reference to the "net loan interest charge" is deleted.

2.   FEE TABLE -- "CHARGES THAT WE PERIODICALLY DEDUCT FROM YOUR ACCOUNT VALUE"

     The reference to the "Net loan interest charge" and footnote (4) to the table are deleted. The following is added to the table entitled "Charges we deduct from your account value at the time you request certain transactions" and a new footnote (4) is added:

--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
--------------------------------------------------------------------------------
Plan loan charges(4)        $25 maximum per loan when loan is made + $6.25 per
                            quarter
--------------------------------------------------------------------------------
(4)  The charges are expressed on a per plan participant basis.


3.   CONTRACT FEATURES AND BENEFITS -- "DEATH BENEFIT"

     The description of the "standard death benefit" is deleted and replaced with the following:

     The standard death benefit is equal to your total contributions and loan repayments (including loan interest paid), less the dollar amount of any loans and adjusted for withdrawals and any withdrawal charges and any taxes that apply.


4. CONTRACT FEATURES AND BENEFITS -- "YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS"

     The last sentence of the second paragraph is deleted.


5.   DETERMINING YOUR CERTIFICATE'S VALUE -- "YOUR ACCOUNT VALUE AND CASH
     VALUE"


     In this first paragraph, item (iv) is deleted. As a result, "account value" is the total of (i) values you have allocated to the variable investment options; (ii) the guaranteed interest option; and (iii) the account for special dollar cost averaging.

     In the second paragraph, item (iii) is deleted. As a result, at any time before annuity payments begin, your contract's cash value is equal to the account value, less (i) any applicable withdrawal charges; and (ii) the total amount or a pro rata portion of the annual administrative charge.


6. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS -- "REBALANCING YOUR ACCOUNT VALUE"

     The last paragraph in this section is deleted.


7.   ACCESSING YOUR MONEY -- "LOANS"


     This section is deleted in its entirety and replaced with the following:

LOANS

If the plan permits, loans are available under a 403(b) plan or governmental employer 457(b) EDC plan. Loans are subject to limits and repayment timeframes under federal income tax rules. Loans are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA. You may borrow against your account value only under a TSA contract or a contract issued under a governmental employer 457(b) EDC plan.

Your loan is also subject to our rules. We do not permit you to take a loan if you elected a withdrawal option such as systematic withdrawals or the required minimum distribution automatic withdrawal option is in effect. If you want a loan, you may first have to cancel the withdrawal election. Also, if you have an outstanding loan, we generally do not permit withdrawals or the election of a withdrawal option such as systematic withdrawals


EV-901 NB                                                               x03605
or the required minimum distribution automatic withdrawal option. If you want to take a partial withdrawal or elect a withdrawal method, you may first have to repay the loan. See the chart under "Method of withdrawal" in "Accessing your money" in the Prospectus.

We do not limit the number of loans you can take and have outstanding at any time. However, there may be a limit on the number of loans under an employer's plan. Also, there is no limit on the number of loans that are the result of an employer transfer of plan assets (and outstanting loans) to the EQUI-VEST(R) Strategies(SM) (Series 901) contracts. We call these "takeover loans".

There are limits on the total unpaid balance of all your outstanding loans under all plans of your employer. The amount available to be borrowed against under your EQUI-VEST(R) Strategies(SM) (Series 901) certificate is reduced if you have (i) an outstanding balance of other loans under other funding vehicles under your employer's plan, (ii) an outstanding balance of other loans under other plans of your employer, (iii) recently repaid all or part of a loan; and/or (iv) ever defaulted on a loan under any of your employer's plans. See "Tax information" in the Prospectus and the loan request form.

Before we make a loan, you must properly complete and sign a loan request form. Generally, the approval of the employer, its delegate or plan administrator must also be demonstrated. Loan processing may not be completed until we receive all information and approvals required to process the loan at our processing office. Please note that if we receive a properly completed and signed loan request form (and any other information necessary to complete the loan transaction) at our processing office on a business day prior to the 27th of the month, your loan transaction will be effective on that business day. If we receive a properly completed and signed loan request form (and any other information necessary to complete the loan transaction) at our processing office on a business day that is on the 27th of the month or later, your loan will be processed on the first business day of the month following the date it was received. In the case of certain TSA contracts subject to ERISA, the written consent of your spouse will be required to obtain a loan and the Plan Administrator needs to sign the loan form. In the case of governmental employer EDC contracts, the loan must be approved by the contract owner; generally, your employer, plan trustee, or the plan administrator as authorized under the governmental employer plan. Please see the loan provisions stated in your certificate and read the terms and conditions in the loan request form carefully and consult with a tax advisor before taking a loan. Also, see Appendix I in your prospectus for any state rules that may affect loans from a TSA or governmental employer EDC contract.

A loan will not be treated as a taxable distribution unless:

     o  it exceeds limits of federal income tax rules; or

     o  interest and principal are not paid when due; or

     o  in some instances, service with the employer terminates.

Taking a loan in excess of the Internal Revenue Code limits may result in adverse tax consequences.

The tax consequences of failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future. See "Repaying a loan" below. Also, see "Tax information" in the Prospectus.

LOAN INTEREST. We charge interest on loans under your certificate. The loan interest rate we charge is subject to the terms of your employer's plan. Also, loan interest rates are subject to state requirements. To find out more about current loan interest rates contact the person designated by your employer to answer questions about your plan or your financial professional.

HOW LOANS ARE TAKEN FROM YOUR ACCOUNT VALUE. The amount of the loan will be withdrawn from your certificate, but no withdrawal charges will apply. A withdrawal for a loan is also not taken into account in determining the 10% free withdrawal amount. See "10% free withdrawal amount" in "Charges in expenses" in the Prospectus for more information. On your loan request form, you can specify the investment options from which the loan amount will be taken. If you do not specify, the loan amount will be taken on a pro rata basis from the variable investment options and guaranteed interest option in which you have account value. If there is insufficient value in these investment options, any remaining portion will be deducted from the account for special dollar cost averaging. The number of units in your variable investment options are decreased to reflect a loan.

REPAYING A LOAN. When you take a loan, we use the principal amount of the loan, the loan interest rate and the term of the loan to determine the loan repayment amount. How you repay a loan (for example, through payroll deduction or by personal check sent to us) and the loan repayment frequency is your employer's choice. Loan repayment may be accelerated on certain events (for example, your retirement or transfer of amounts to another funding vehicle under the plan). In very limited specified circumstances concerning leaves of absence and with the documentation we require, loan repayment can be suspended. Otherwise, loans must be repaid according to the repayment schedule to avoid default. See "Tax information" in the Prospectus.


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


8.   CHARGES AND EXPENSES -- "CHARGES UNDER THE CONTRACTS"

     The following is added to this section:

     LOAN SET-UP CHARGE. A $25 charge will be deducted from your account value at the time a loan is taken. The charge is to compensate us for administrative expenses associated with setting up the loan.

     ANNUAL LOAN RECORD-KEEPING CHARGE. A $6.25 charge will be deducted from your account value on the last Friday of each calendar quarter to compensate us for record-keeping expenses associated with the loan. If that Friday is a holiday, the charge will be deducted on the last business day preceding that Friday. The charge will be deducted on a pro rata basis from the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will deduct amounts from the account for special dollar cost averaging.



















  EQUI-VEST(R) IS ISSUED BY AND IS A REGISTERED SERVICE MARK OF AXA EQUITABLE
                    LIFE INSURANCE COMPANY (AXA EQUITABLE).
       EQUI-VEST(R) STRATEGIES(SM) IS ISSUED BY AND IS A SERVICE MARK OF
                                 AXA EQUITABLE.
   CO-DISTRIBUTED BY AFFILIATES AXA ADVISORS, LLC AND AXA DISTRIBUTORS, LLC,
                1290 AVENUE OF THE AMERICAS, NEW YORK, NY 10104.

   COPYRIGHT 2011 AXA EQUITABLE LIFE INSURANCE COMPANY. ALL RIGHTS RESERVED.

                      AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104
                                  212-554-1234

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